FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except earnings per share)

(Unaudited)

	Three Months Ended March 31,
	2008	2007
Net sales	$2,572	$2,080
Cost of sales	1,200	1,043

Gross profit	1,372	1,037
Research and development expenses	179	135
Selling, general and administrative expenses	514	456
Acquisition of research and development in process	382	—

Operating income	297	446
Financial expenses – net	57	28

Income before income taxes	240	418
Provision for income taxes	93	75

	147	343
Share in profits of associated companies – net	1	*
Minority interests in profits of subsidiaries – net	1	1

Net income	$ 147	$ 342

Earnings per share:
Basic	$ 0.19	$ 0.45

Diluted	$ 0.18	$ 0.42

Weighted average number of shares (in millions):
Basic	776	764

Diluted	817	827

Dividends per share	$ 0.12	$ 0.09

*	Represents an amount of less than $1 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	March 31, 2008	December 31, 2007
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$ 2,509	$ 1,488
Short-term investments	693	1,387
Accounts receivable	3,600	3,546
Inventories	2,644	2,440
Prepaid expenses and other current assets	1,046	998

Total current assets	10,492	9,859
Long-term investments and receivables	640	632
Property, plant and equipment, net	2,638	2,515
Identifiable intangible assets, net	1,955	1,919
Goodwill	8,676	8,407
Other assets, deferred taxes and deferred charges	231	80

Total assets	$24,632	$23,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$ 2,032	$ 1,841
Sales reserves and allowances	1,937	1,733
Accounts payable	1,361	1,383
Other current liabilities	421	414

Total current liabilities	5,751	5,371
Long-term liabilities:
Deferred income taxes	591	459
Other taxes payable	346	326
Employee related obligations	162	149
Senior notes and loans	1,915	1,914
Convertible senior debentures	1,433	1,433

Total long-term liabilities	4,447	4,281

Total liabilities	10,198	9,652

Minority interests	38	36

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; March 31, 2008 and December 31, 2007: authorized - 1,500 million shares; issued and outstanding 812 million shares and 808 million shares, respectively	46	46
Additional paid-in capital	8,311	8,254
Retained earnings	5,093	5,041
Accumulated other comprehensive income	1,928	1,365
Treasury shares - March 31, 2008 and December 31, 2007 –40 million ordinary shares	(982)	(982)

Total shareholders’ equity	14,396	13,724

Total liabilities and shareholders’ equity	$24,632	$23,412

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three Months Ended March 31,
	2008	2007
Operating activities:
Net income	$147	$342
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	126	137
Deferred income taxes - net	(39)	19
Acquisition of research and development in process	382	—
Impairment of assets	52	—
Stock-based compensation	12	18
Decrease in accounts receivable	217	258
Increase in inventories	(118)	(195)
Decrease in sales reserves and allowances, accounts payable and other current liabilities	(57)	(91)
Other items - net	24	11

Net cash provided by operating activities	746	499

Investing activities:
Purchase of property, plant and equipment	(142)	(156)
Acquisition of subsidiaries, net of cash acquired	(410)	—
Purchase of investments and other assets	(716)	(1,864)
Proceeds from realization of investments	1,356	1,352
Other items—net	27	(29)

Net cash provided by (used in) investing activities	115	(697)

Financing activities:
Proceeds from exercise of options by employees	36	36
Purchase of treasury shares	—	(152)
Excess tax benefit on options exercised	9	13
Proceeds from long-term loans and other long-term liabilities received	2	1
Discharge of long-term loans and other long-term liabilities	(3)	(9)
Net increase in short-term debt	163	220
Dividends paid	(95)	(72)
Other items –net	—	(1)

Net cash provided by financing activities	112	36

Translation differences on cash balances of certain subsidiaries	48	6

Net increase (decrease) in cash and cash equivalents	1,021	(156)
Balance of cash and cash equivalents at beginning of period	1,488	1,332

Balance of cash and cash equivalents at end of period	$2,509	$1,176

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2008 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Recently issued accounting pronouncements:

Effective January 1, 2008, the Company adopted Emerging Issues Task Force (EITF) Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. The Company’s adoption of EITF No. 07-3 did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. The Company chose not to elect the fair value option for its financial assets and liabilities existing at January 1, 2008, and did not elect the fair value option on financial assets and liabilities transacted in the three months ended March 31, 2008. Therefore, the adoption of SFAS No. 159 had no impact on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements, for financial assets and liabilities carried at fair value. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities. The Company’s adoption of SFAS No. 157 did not have a material effect on the Company’s consolidated financial statements for financial assets and liabilities and any other assets and liabilities carried at fair value. (Refer to note 3.)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, as an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting this pronouncement.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“FAS 141R”), “Business Combinations”. FAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life and assessed for impairment where relevant; fair value will be based on market participant assumptions; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. The Company believes that the adoption of FAS 141R will impact its future consolidated financial statements; however, the significance of the impact would depend on the nature, terms and magnitude of acquisitions it consummates in the future.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. Teva believes that the adoption of FAS 160 will not have a material impact on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”) relating to the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007.

NOTE 3 – Fair value measurement:

As stated in “—Note 2. Recently issued accounting pronouncements”, on January 1, 2008, the Company adopted the methods of fair value as described in SFAS No. 157 to value its financial assets and liabilities. As defined in SFAS No. 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of March 31, 2008 are classified in the table below in one of the three categories described above:

	March 31, 2008
	U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	2,509			2,509
Marketable securities*	719	72	334	1,125
Derivatives - net**		66		66

Total	3,228	138	334	3,700

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. When securities do not have an active market, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.
**	Derivatives primarily represent foreign currency and option contracts, cross-currency swaps and interest rate swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

March 31, 2008
U.S. $ in millions
Carrying value as of January 1, 2008	$331
Change from Level 1 to Level 3	58
Net change to fair value	(55)

Carrying value as of March 31, 2008	$334

NOTE 4 – Earnings per share:

Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three months ended March 31, 2008 and the three months ended March 31, 2007, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures and subordinated notes, using the if-converted method, by adding to net income interest expense on these debentures and notes, and amortization of issuance costs, net of tax benefits, and by adding to the number of shares the weighted average number of shares issuable upon assumed conversion of these debentures and notes; and (2) the exercise of options and restricted stock units (“RSUs”) granted under employee stock compensation plans, using the treasury stock method.

Weighted-average shares issuable upon the conversion of certain convertible senior debentures and subordinated notes amounting to approximately 19 million, and the related interest expense, were not included in the diluted earnings per share calculation for the three months ended March 31, 2008 because they were anti-dilutive.

NOTE 5 – Certain transactions :

a. Acquisitions:

1) Acquisition of CoGenesys, Inc.

On February 21, 2008, Teva acquired the total shareholdings and control of CoGenesys, Inc., a privately held biopharmaceutical company with a broad-based biotechnology platform and focused on the development of peptide- and protein-based medicines across broad therapeutic categories. CoGenesys was established in 2005 as a division within Human Genome Sciences Inc. to focus on early drug development and was spun off as an independent company in June 2006. Under the terms of the purchase agreement, Teva paid a cash purchase price of $412 million, including acquisition expenses, which was funded from its internal resources.

This transaction was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed as of February 21, 2008 (the “Valuation Date”).

The Company has not finalized the allocation of the purchase price to the net assets acquired in this acquisition. The results of operations of CoGenesys have been included in the consolidated statements of income commencing March 1, 2008. An amount of $382 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the Valuation Date, have not reached technological feasibility and have no alternative future use. This amount was charged to operating expenses upon acquisition, in accordance with generally accepted accounting principles.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In-process R&D related to five research and development projects that had passed the feasibility stage. These drug development projects are still in clinical trials and were valued using the Income Approach, specifically the Multi-Period Excess Earnings Method.

2) Acquisition of Bentley Pharmaceuticals, Inc.

On March 31, 2008, Teva announced a definitive agreement to acquire Bentley Pharmaceuticals, Inc. (“Bentley”), a public company, for an aggregate cash purchase price of approximately $360 million. The closing is subject to certain conditions, including completion of the proposed spin-off of Bentley’s drug delivery business, antitrust approvals, the approval of Bentley’s shareholders and other customary closing conditions. Upon closing, Bentley will consist solely of generic pharmaceutical and API operations, almost exclusively in Spain. The transaction is expected to close by the third quarter of 2008.

Bentley manufactures and markets approximately 130 pharmaceutical products in various dosages and strengths, as both branded and generic products, to physicians, pharmacists and hospitals. Bentley markets its products primarily in Spain, but also sells generic pharmaceuticals in other parts of the European Union.

b. Termination of agreements:

Under agreements entered into by Teva and Sanofi-Aventis, the sale and distribution in North America, Europe and certain other countries of Copaxone®, the Company’s innovative product for the treatment of multiple sclerosis, has been carried out by Sanofi-Aventis. Under the agreements, certain sales and marketing costs incurred by Teva were reimbursed by Sanofi-Aventis. Such reimbursements were recorded as a reduction of selling, general and administrative expenses.

The marketing of Copaxone® in the U.S. and Canada is done by Teva under the name “Teva Neuroscience.” In certain core European countries, Copaxone® is jointly marketed by Teva and Sanofi-Aventis.

In April 2008, Teva took over the U.S. and Canadian distribution of Copaxone® in accordance with the agreements. Under the terms of the agreements, Sanofi-Aventis is entitled to receive payment from Teva of previously agreed-upon consideration of 25% of the in-market sales for an additional two-year period.

Commencing in 2010, but mainly as of February 2012, Teva expects to gradually take over the distribution of Copaxone® in Europe and other territories covered under these agreements, at which time Sanofi-Aventis will be entitled to pre-agreed payments for a period of two years, following a pattern similar to that under the North American agreements described above, but with Teva making significantly lower payments to Sanofi-Aventis.

NOTE 6 – Inventories:

Inventories consisted of the following:

	March 31, 2008	December 31, 2007
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$725	$663
Products in process	387	330
Finished products	1,474	1,417

	2,586	2,410
Materials in transit and payments on account	58	30

	$2,644	$2,440

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 – Revenue recognition:

Revenue is recognized when title and risk and rewards for the products are transferred to the customer, with provisions for estimated chargebacks, returns, customer volume rebates, discounts and shelf stock adjustments established concurrently with the recognition of revenue, and deducted from sales.

Provisions for chargebacks, returns, rebates and other promotional items are included in “sales reserves and allowances” under current liabilities. Provision for doubtful debts and prompt payment discounts are netted against “Accounts receivable.”

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the largest component of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following actual or anticipated decreases in the invoice or contract price of the related product. Where there is a historical experience of Teva’s agreeing to customer returns, Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

NOTE 8 – Comprehensive income:

Comprehensive income is as follows:

	Three Months Ended March 31,
	U.S. $ in millions
	2008	2007
Net income	$147	$342
Other comprehensive income, net of tax:
Unrealized gain (loss) from available-for-sale securities, net of tax	(74)	7
Reclassification adjustment on available for sale securities, net of tax*	46	—
Currency translation adjustment, net of tax	591	43

	$710	$392

*	Represents the unrealized loss on marketable securities valued using Level 3 inputs, which was considered other than temporary and charged to the statement of income.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 9 – Financial information by business segment:

a. Financial data relating to reportable operating segments:

	U.S. $ in millions
	Pharmaceutical	API*	Total
Three months ended March 31, 2008:
Net sales:
To unaffiliated customers	$2,419	$153	$2,572
Intersegment	—	357	357

Total net sales	$2,419	$510	$2,929

Operating income**	$ 93	$261	$ 354

Depreciation and amortization	$ 96	$25	$ 121

Three months ended March 31, 2007:
Net sales:
To unaffiliated customers	$1,932	$148	$2,080
Intersegment	—	189	189

Total net sales	$1,932	$337	$2,269

Operating income	$ 355	$125	$ 480

Depreciation and amortization	$ 110	$ 22	$ 132

*	Active pharmaceutical ingredients.
**	Operating income of the pharmaceutical segment for the three months ended March 31, 2008 included an amount of $382 million for the acquisition of research and development in process.

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three Months Ended March 31,
	U.S. $ in millions
	2008	2007
Total operating income:
Reportable segments	$354	$480
Amounts not allocated to segments:
Profits not yet realized	(14)	2
General and administration expenses	(29)	(33)
Other expenses	(14)	(3)
Financial expenses – net	(57)	(28)

Consolidated income before income taxes	$240	$418

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 10 – Contingencies:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions, including those described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statements for any of such actions. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation, as well as the patent law, is different in other countries where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Except as aforementioned, as of March 31, 2008, Teva is not aware of any material pending claims for indemnification with respect to these types of actions.

Product Liability Matters

In April 2001, a claim was filed against Teva in the Tel-Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs claimed that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, and consequently claimed for financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action. In December 2007, Teva and the plaintiffs reached a settlement agreement that does not contain any admission of liability or fault by Teva. On March 30, 2008, the court approved the settlement agreement.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Intellectual Property Proceedings

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Univasc® had annual sales of approximately $57 million for the twelve months ended March 2003, based on IMS data. Teva had previously obtained summary judgment of non-infringement as to one patent, but that decision was later vacated on appeal. Following Schwarz Pharma’s filing of a motion for preliminary injunction, Teva entered into an agreement with Schwarz in September 2004 whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the United States District Court for the District of New Jersey, patent expiration or a court order. In January 2005, the District Court granted Schwarz Pharma summary judgment of infringement of all claims, and in January 2006, the Court granted Teva’s motion to vacate that summary judgment decision with respect to certain of the asserted claims. No trial date has been scheduled. In Teva’s related quinapril case, the District Court upheld the validity of the patent on November 29, 2007, and Teva is appealing that decision. The patent at issue expired on February 24, 2007, and Teva has resumed sales of its moexipril hydrochloride tablets. Were Schwarz Pharma ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages. A provision for this matter has been included in the financial statements. Also, in January 2005, Pfizer sued both Ranbaxy and Teva on the same patent at issue in the above-noted litigations in relation to Ranbaxy’s quinapril product, which Teva distributed for Ranbaxy pursuant to an agreement between the parties. In November 2005, the United States Court of Appeals for the Federal Circuit (the “Federal Circuit”) affirmed the preliminary injunction that was entered by the District Court with respect to Ranbaxy’s quinapril product. Ranbaxy has been indemnifying Teva in connection with legal fees incurred by Teva in this quinapril litigation. Were Pfizer ultimately to prevail, Teva could be called upon to pay damages for its sales of this product and Teva would then seek indemnification for those damages pursuant to the terms of its agreement with Ranbaxy.

In October 2004, Alpharma and Teva launched their 100 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004, based on IMS data. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. In August 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. On September 21, 2007, the Federal Circuit reversed the summary judgment decision and remanded the case for further proceedings. A trial has not been scheduled. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling that product. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 mg and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004, based on IMS data. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial in the United States District Court for the Southern District of New York of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded in June 2006. Following the expiration of the patent on April 20, 2007, the District Court issued a trial opinion on May 31, 2007 in which it found that Impax’s omeprazole capsules infringed two formulation patents and that those patents were valid. Oral argument on Impax’s appeal of the District Court’s decision was heard on May 6, 2008. A separate litigation against Teva with respect to the launch of omeprazole capsules was stayed. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion for the twelve months ended June 2005, based on IMS data. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, two API patents and one polymorph patent at issue in the litigation. The latest of these patents expires in 2017. Teva has obtained summary judgment as to each of the formulation patents. In November 2006, the Federal Circuit affirmed the District Court’s denial of Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and on one of the API patents, finding that patent likely to be not infringed. A trial has not been scheduled. Teva and/or its API supplier are also involved in patent litigation in Canada, Italy and Israel with respect to this product. Were Aventis ultimately to be successful in its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg/5 ml and 250 mg/5 ml cefdinir powder for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006, based on IMS data. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. On May 3, 2007, the Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits as to Teva’s noninfringement defense, based on the record before the Court. Oral argument on Abbott’s appeal of the denial of the preliminary injunction was heard on May 7, 2008. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products.

In May 2007, Teva commenced sales of its amlodipine besylate/benazepril capsules, 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007, based on IMS data. On June 11, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. The patent at issue expires in 2017. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products.

In September 2007, Teva commenced sales of its famciclovir tablets, 125 mg, 250 mg and 500 mg. Famciclovir tablets are the AB-rated generic versions of Novartis’ Famvir®, which had annual sales of approximately $200 million for the twelve months ended June 2007. On September 5, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to prevail on the merits as to Teva’s invalidity and inequitable conduct defenses, based on the record before the Court. Oral argument on Novartis’ appeal of the denial of the preliminary injunction is scheduled to be heard on June 5, 2008. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its famciclovir tablets and be enjoined from selling those products.

In December 2007, Teva sold its pantoprazole sodium tablets, 20 mg and 40 mg for a brief period. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007, based on IMS data. Teva has not relaunched and does not intend to ship additional units of its pantoprazole sodium tablets at this time. On September 6, 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense, based on the record before the Court. Oral argument on Wyeth/Altana’s appeal of the denial of the preliminary injunction is scheduled to be heard on June 3, 2008. The patent at issue expires in 2010. A trial date has not been scheduled. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets and be enjoined from further selling those products.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Commercial Matters

In April 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. Oral argument on the parties’ cross-motions for summary judgment was held in April 2006. On April 5, 2007, the Court granted Teva’s motion for summary judgment, dismissing Rhodes/Napp’s claims against Teva. Rhodes/Napp has filed its Notice of Appeal.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, or other national, federal, provincial or similar state and local laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a third-party site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted a site. In each case, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other equitable factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation and cleanup have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying its share, but the amounts have not been, and are not expected to be, material. While it is not feasible to predict the outcome of many of these proceedings brought by governmental agencies or private litigants, Teva believes that such proceedings should not ultimately result in any liability that would have a material adverse effect on its financial position, results of operations, liquidity or capital resources.

Teva has taken an active role in identifying and providing for these costs and such amounts do not include any reduction for anticipated recoveries of cleanup costs from insurers, former site owners or operators, or other recalcitrant potentially responsible parties.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Cephalon, Inc., Barr Laboratories, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®, were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. On February 13, 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. The FTC’s complaint does not name Teva as a defendant.

Teva Pharmaceuticals USA, Inc. (“Teva USA”) is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The complaints seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In February 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. In January 2006, the Court denied the motions to authorize the class action and dismissed the matters. A hearing on the claimants’ appeal was held in October 2007, and a ruling is expected in due course.

Together with many other pharmaceutical manufacturers, Teva and its subsidiaries in the United States, including Teva USA, Sicor Inc. (“Sicor”) and Ivax (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs.

Class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). On March 7, 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted preliminary approval of the MDL settlement on April 9, 2008, and it scheduled a final fairness hearing for December 16, 2008. Separately, a purported class action is pending in Arizona. Sicor is also a defendant in a federal false claims action, but has not yet been served with the complaint. This matter is under seal and includes many of the same defendants as the MDL. A provision for these matters, including Sicor’s share of the MDL settlement payment, has been included in the financial statements.

A number of state attorneys general, approximately 47 counties in New York and the City of New York have also filed various actions relating to drug price reporting. These cases are part of the MDL, with the exception of certain unconsolidated New York county actions, which are pending in various New York state courts. The Teva parties (either collectively or individually) are currently involved in one or more actions relating to reimbursements under Medicaid or other programs in the following 17 states: Alabama, Alaska, Arizona, Florida, Hawaii, Idaho, Illinois, Iowa, Kentucky, Massachusetts, Mississippi, Missouri, New York, South Carolina, Texas, Utah and Wisconsin. In addition to its action relating to its Medicaid program, the State of South Carolina has brought an action in the South Carolina state courts on behalf of its state health plan. As with the other drug pricing cases, the foregoing cases seek unspecified amounts in money damages, civil penalties, treble damages, attorneys fees, and/or administrative, injunctive, equitable or other relief. These drug pricing cases are at various stages of litigation, and the Teva parties continue to defend them vigorously.

Ivax Pharmaceuticals, Inc. (“IPI”) has entered into an agreement with the Office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney” or the “Office”) to further toll the criminal and civil statute of limitations while that Office and the Civil Division of the Department of Justice pursue an investigation of allegations that IPI caused others to file false or tainted claims for Medicare and or Medicaid reimbursement, in violation of law, by directly or indirectly offering or paying remuneration to customers, including but not limited to Omnicare, Inc., to induce such parties to recommend, prescribe or purchase IPI’s products. IPI is cooperating in the investigation. On April 10, 2008, the U.S. Attorney advised IPI’s counsel that criminal charges will not be brought against IPI at this time and that the Criminal Division of the Office is no longer investigating the Company. The Civil Divisions of the Office and the Department of Justice are, however, continuing their investigation into potential violations of the False Claims Act. Teva has no basis on which to determine the extent of IPI’s liability in connection with the potential civil claims. If any such claims were brought and IPI were found liable, a court may impose substantial fines, treble damages, penalties and injunctive or administrative remedies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra® , Neurontin®, Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva’s ability to successfully identify, consummate and integrate acquisitions, including the integration of CoGenesys, Inc. and the consummation of the pending acquisition of Bentley Pharmaceuticals Inc., potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended March 31, 2008 to Three Months Ended March 31, 2007

General

Teva’s net sales for the first quarter of 2008 reached $2.6 billion, an increase of 24% over the comparable quarter of 2007. Net income for the quarter reached $147 million, compared to $342 million in the comparable quarter of 2007.

Highlights of the first quarter included the following:

•

Increased U.S. generic sales, resulting primarily from sales of pantoprazole and amlodipine benazapril, which were launched in 2007, and alendronate, which was launched in 2008, as well as sales of other new products and increased volume in Teva’s base products.

•	The appreciation of various foreign currencies against the U.S. dollar, which increased Teva’s sales by 6% with minimal positive effect on net income.

•	Growth in European pharmaceutical sales, including certain former CEE countries, primarily due to currency appreciation, increased market share in France and Italy and increased Copaxone® sales.

•	Record in-market sales of Copaxone®.

•	Record gross profit of 53.3% of sales.

•	In process R&D charges of $382 million in connection with the acquisition of CoGenesys.

•	Financial expenses of $57 million, primarily due to a charge of $52 million in relation to auction rate securities held by Teva.

The following tables set forth certain financial data presented as a percentage of net sales and the percentage change, for the periods indicated.

	Percentage of Net Sales Three Months Ended March 31		Period to Period Percentage Change
	2008	2007
Net sales	100.0%	100.0%	24%
Gross profit	53.3%	49.9%	32%
Research and development expenses	7.0%	6.5%	33%
Selling, general and administrative expenses	19.9%	21.9%	13%
Acquisition of research and development in process	14.9%	—	—
Operating income	11.5%	21.5%	(33)%
Financial expenses—net	2.2%	1.4%	104%
Income before income taxes	9.3%	20.1%	(43)%
Net income	5.7%	16.4%	(57)%

Acquisitions

Bentley Pharmaceuticals, Inc. In March 2008, Teva entered into a definitive agreement to acquire Bentley Pharmaceuticals, Inc., a public company, which at closing will consist solely of its generic pharmaceutical and API operations, almost exclusively in Spain, for an aggregate cash purchase price of approximately $360 million. Teva expects to fund the acquisition from internal resources. Bentley manufactures and markets approximately 130 pharmaceutical products in various dosages and strengths, as both branded generic and generic products, to physicians, pharmacists and hospitals. Bentley markets its products primarily in Spain, but also sells generic pharmaceuticals in other parts of the European Union. Bentley’s generic pharmaceutical operations generated revenues of approximately $114 million for the year ended December 31, 2007. Following consummation of this transaction, Teva expects to offer over 170 products in Spain (in approximately 465 dosage forms) and have over 45 products pending registration. This acquisition will significantly enhance Teva’s presence in the fast-growing generic market in Spain, one of Teva’s high priority markets in a high priority region—Europe. Teva expects that the acquisition will become accretive within 12 months after closing. The transaction remains subject to certain conditions, including completion of the proposed spin-off of Bentley’s drug delivery business, antitrust approvals and the approval of Bentley’s shareholders and is expected to close by the third quarter of 2008.

CoGenesys, Inc. Teva substantially expanded the capabilities of its biogenerics business by acquiring CoGenesys, Inc., a privately held biopharmaceutical company with a broad-based biotechnology platform focused on the development of peptide- and protein-based medicines across broad therapeutic categories. Teva regards this acquisition as a strategic one, strengthening its capabilities in the important field of biogenerics and enabling it to benefit from the experience of CoGenesys’ biotechnology research team, technologies and innovative pipeline. Teva paid $412 million, including acquisition expenses, which was funded from internal resources.

Sales – General

Consolidated sales for the three months ended March 31, 2008 reached $2,572 million, an increase of 24% over the comparable quarter of 2007. Growth in sales occurred across many of our businesses, regions and products, with 6% of that growth resulting from the strengthening of various (mainly European) currencies against the U.S. dollar.

Sales By Geographical Areas

	U.S. Dollars In Millions First Quarter,		Percent Change 2008 from 2007	% of 2008
	2008	2007
North America	1,433	1,138	26%	56%
Europe*	723	619	17%	28%
International	416	323	29%	16%

Total	2,572	2,080	24%	100%

*	Western Europe and other countries that are members of the European Union.

Sales By Business Segments

	U.S. Dollars In Millions First Quarter,		Percent Change 2008 from 2007	% of 2008
	2008	2007
Pharmaceuticals	2,419	1,932	25%	94%
A.P.I. *	153	148	3%	6%

Total	2,572	2,080	24%	100%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the three months ended March 31, 2008 were $2,419 million, or 94% of net sales, and represented an increase of 25% over the first quarter of 2007. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions First Quarter,		Percent Change 2008 from 2007	% of 2008
	2008	2007
North America	1,368	1,071	28%	56%
Europe*	667	567	18%	28%
International	384	294	31%	16%

Total	2,419	1,932	25%	100%

*	Western Europe and other countries that are members of the European Union.

North America

Pharmaceutical sales in North America for the three months ended March 31, 2008 reached $1,368 million, an increase of 28% over the comparable quarter of 2007. This increase was a result of conflicting factors:

•

Increased U.S. generic sales, resulting primarily from the sales of pantoprazole, which was launched in the fourth quarter of 2007, amlodipine/benazapril, which was launched in the second quarter of 2007, and alendronate, which was launched in the first quarter of 2008, as well as sales of other products launched subsequent to the first quarter of 2007.

•	Increased sales of generics in Canada.

•	Only one month of oxycodone sales in the first quarter of 2008, compared with a full first quarter of oxycodone sales in 2007.

•	Lower sales in Teva’s U.S. respiratory business relative to a particularly strong first quarter of 2007, as well as due to increased competition.

During the first quarter of 2008, Teva sold generic versions of the following branded products in the U.S. that were not sold in the comparable quarter of 2007 (listed in order of launch dates): testosterone (Depo-Testosterone®), zolpidem (Ambien®), moexipril (Univasc®), cefdinir susp (Omnicef®), cefdinir caps (Omnicef®), oxybutynin (5&10mg) (Ditropan XL®), amlodipine/benazepril (Lotrel®), alprazolam (Xanax XR®), dexmethylphenidate (Focalin®), propafol (Teva label) (Diprivan®), ondansetron ODT (Zofran®), ondansetron tabs (Zofran®), terbinafine (Lamisil®), amlodipine besylate (Norvasc®), ifosfamide (Ifex®), doxorubicin (Adriamycin®), epirubicin (Ellence®), famciclovir (Famvir®), carvedilol (Coreg®), fosphenytoin (Cerebyx®), ciclopirox (Penlac®), quinapril (Accupril®), ceftriaxone (Rocephin®), pantoprazole (Protonix®), granisetron tabs (Kytril®), granisetron HCI (Kytril®), ipratropium bromide/albuterol sulfate (Indocin®), oxytocin (Pitocin®), alendronate (Fosamax®), griseofulvin (Grifulvin V®), oxcarbazepine (Trileptal®), irinotecan HCl (Camptosar®), ciprofloxacin (Cipro®) and epoprostenol sodium (Flolan®).

The following is a listing of the abbreviated new drug application (“ANDA”) approvals Teva received from the FDA during the first quarter of 2008 and through April 30, 2008:

Product	Form	Approval Date	Brand Name	2007 Brand Sales ($’s MM)
Granisetron	Injection (SDV w/ preservative)	1/3/08	Kytril®	31
Pravastatin Sodium (80 mg)	Tablets	1/15/08	Pravachol®	47
Lansoprazole	DR Capsules	1/18/08 Tentative	Prevacid®	3,344
Oxytocin	Injection	1/24/08	Pitocin®	31
Tamsulosin	Capsules	1/29/08 Tentative	Flomax®	1,332
Alendronate Sodium	Tablets	2/6/08	Fosamax®	1,581
Anastrozole	Tablets	2/26/08 Tentative	Arimidex®	676
Cetirizine/PSE	ER Tablets	2/26/08	Zyrtec-D®	90
Irinotecan	Injection	2/28/08	Camptosar®	556
Ciprofloxacin	Injection Bag	3/18/08	Cipro®	51
Rizatriptan Benzoate	Tablets	4/16/08 Tentative	Maxalt®	193
Raloxifene HCl	Tablets	4/16/08 Tentative	Evista®	691
Epoprostenol Sodium	Injection	4/23/08	Flolan®	80
Donepezil	Tablets	4/28/08	Aricept®	1,672

Teva expects that its sales in North America will continue to be fueled by its strong U.S. generic pipeline, which, as of April 30, 2008, included 155 ANDAs. Total 2007 annual brand sales of the products in this generic pipeline, including the tentatively approved products, exceeded $98 billion. Teva believes it is the first to file on 49 of these ANDAs, whose aggregate 2007 sales in the U.S. exceeded $38 billion.

After the expiration on January 31, 2008 of a standstill agreement signed between Teva and Wyeth, Teva has not relaunched pantoprazole and does not intend to ship additional units of its pantoprazole sodium tablets at this time.

Pursuant to the terms of a settlement agreement with the Purdue Frederick Company and certain of its affiliates pertaining to Teva’s generic version of Purdue’s OxyContin® (oxycodone HCl extended-release) tablets, Teva ceased selling its generic version of OxyContin® at the end of January 2008.

Europe

Commencing with the first quarter of 2008, in anticipation of a parallel organizational restructuring effective April 1, 2008, sales in Central and Eastern European countries that are members of the European Union, which were previously recorded under Teva’s International region, are and will be recorded under Teva’s European region. These countries include Bulgaria, the Czech Republic, Estonia, Latvia, Lithuania, Poland, Romania, Slovakia, Slovenia, Cyprus and Malta. Teva’s European sales already included sales in Hungary. For comparison purposes, International and European sales for the comparable quarter in 2007 have been adjusted as if this change took place effective in the first quarter of 2007.

Teva’s pharmaceutical sales in the European Union were $667 million in the first quarter of 2008, an increase of 18% over the first quarter of 2007. Sales benefited from positive currency effects, and were the result of the following conflicting factors:

•	Strong growth of the generics market in France and Italy.

•	Higher in-market sales of Copaxone®.

•	Higher sales in Germany primarily due to increased sales of respiratory products.

•	The anticipation of price reductions in the Netherlands and Hungary (which took place in April 2008), which resulted in lower sales in the first quarter of 2008.

•	A reduction in inventory levels among U.K. wholesalers and pharmacies during this quarter.

•	A decrease in the sales of Humantrade, Teva’s Hungarian distribution subsidiary.

•	The impact of the disposition of Teva’s blood business in Hungary in the fourth quarter of 2007.

During the first quarter of 2008, Teva received 239 generic approvals in Europe relating to 52 compounds in 98 formulations, including one EMEA approval that applies to all EU member states. In addition, as of March 31, 2008, Teva had approximately 2,899 marketing authorization applications pending approval in 30 European countries, relating to 146 compounds in 289 formulations, including one pending application with the EMEA.

On February 21, 2008, Teva received a positive opinion from the CHMP, the scientific committee of the European Medicines Agency, for its human granulocyte colony stimulating factor (“G-CSF”) product. Teva’s product is the first biosimilar G-CSF to receive a positive opinion in the European Union. Teva is currently working together with EU regulators to resolve some final pending issues. Teva expects to launch the product progressively across Europe once a final approval is received. The product will be marketed under the brand name TevaGrastim®.

International

Teva’s International group includes all countries outside the U.S., Canada, Western Europe and other European Union member states. Pharmaceutical sales in those countries were $384 million in the first quarter of 2008, an increase of 31% over the first quarter of 2007, primarily reflecting strong sales in Israel, Russia and Latin America. Currency fluctuations increased sales by approximately 6%. Teva’s International group generated approximately 44% of its sales in Latin America, 29% in Israel, 18% in non-EU member states in Central and Eastern Europe (CEE) and 9% in other countries.

Innovative and Specialty Products

Copaxone®. During the first quarter of 2008, global in-market sales of Copaxone®, Teva’s leading innovative drug, totaled $542 million, an increase of 35% over the comparable quarter of 2007. This growth was driven by increased sales in the U.S. and substantial increases in sales in markets outside the U.S. The growth in U.S. sales was driven by an increase in unit sales as well as two price increases in 2007, which contributed about half of the Copaxone® in-market sales increase in the U.S. The February 2008 price increase of 12.5% had only a minimal impact on sales. Outside the U.S., most of the sales increase was due to unit growth (primarily in Russia, Germany, France, Austria and Hungary) as well as the positive effects of foreign exchange fluctuations. The U.S. accounted for 57% of global Copaxone® sales in the first quarter of 2008, compared with 65% in the comparable quarter of 2007. U.S. in-market sales increased 20% to $311 million, and non-U.S. in-market sales increased 64% to $231 million. However, as sales in certain non-U.S. markets are not evenly distributed throughout the year, and, as Teva benefited from positive foreign currency effects, this extraordinary growth rate is not indicative of the growth expected in future quarters.

Copaxone® continues to be a leading MS therapy in the U.S., with market shares in terms of new and total prescriptions of 35.1% and 35.4%, respectively, according to March IMS data. Copaxone® is sold through Sanofi-Aventis and its subsidiaries in most markets, and Teva records as revenues approximately half of the in-market sales of Copaxone sold by these entities. As of April 1, 2008, Teva assumed sole responsibility for the distribution of Copaxone® in the U.S. and Canada from Sanofi-Aventis, and as of that date, it records the full in-market sales of Copaxone® in these regions. While Teva and Sanofi-Aventis explored amending the existing agreements, no changes ultimately took place. A previously agreed payment to Sanofi-Aventis equal to 25% of the in-market sales for a period of two years will be booked under Selling, General and Administrative expenses (SG&A). Although Teva will record higher revenues as a result of this change, it will also be responsible for certain marketing and administrative expenses that will no longer be shared with Sanofi-Aventis. The resulting increase in SG&A expenses, due both to the elimination of Sanofi-Aventis’ sharing of such expenses and to the payments due to Sanofi-Aventis, will significantly increase SG&A and substantially offset the increase in reported revenues and gross margins. Therefore, the termination of Sanofi-Aventis’ involvement with Copaxone® in North America is expected to have almost no effect on operating profit or net income during this two-year period. Accordingly, Teva’s consolidated sales are expected to increase to $11 billion, and SG&A would increase correspondingly.

To date, Copaxone® has been approved for marketing in 51 countries worldwide, including the U.S., Canada, Israel, all European Union countries, Switzerland, Australia, Russia, Mexico, Brazil and Argentina.

Azilect®. Azilect® (rasagiline tablets), Teva’s once-daily treatment for Parkinson’s disease and its second innovative drug, continued to establish itself in the U.S. and Europe. Global in-market sales in the quarter reached $37 million compared to $25 million in the first quarter of 2007. Azilect® is now available in 29 countries.

Respiratory. Teva’s global respiratory business recorded $168 million in sales in the first quarter of 2008, as compared to sales of $193 million during the first quarter of 2007, a decline of 13 percent. Sales in the first quarter of 2007 benefited from particularly strong demand for Teva’s ProAir® product in advance of an expected shortage in CFC propellant-based products. The decrease was also attributable to increased competition in the U.S. short-acting beta agonists (“SABA”) market. During the first quarter of 2008, Teva maintained its overall market leadership with approximately a 60 percent share of the HFA market, which constitutes approximately 60 percent of the SABA market in the U.S. As required by the FDA, sales of CFC-based products by pharmacies and chains will no longer be allowed starting January 1, 2009.

In the first quarter of 2008, Teva entered into an agreement with UCB, a biopharmaceutical company with a 400-person sales force, to assist in promoting Teva’s respiratory products in the U.S. As a result, over 600 sales representatives, including Teva’s existing sales personnel, will focus on Teva’s line of respiratory products in the U.S. The initial product to be jointly promoted is ProAir® HFA (albuterol sulfate) Inhalation Aerosol. Additionally, the agreement provides for future joint promotion of other products in development by Teva.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties were $153 million in the first quarter of 2008, an increase of 3% over the first quarter of 2007. Total API sales, including internal sales to Teva’s pharmaceutical businesses, were $510 million, an increase of 51% over sales during the first quarter of 2007. Internal sales were 89% higher when compared to the first quarter of 2007, primarily as a result of revenues recorded in connection with major generic launches in the U.S. in late 2007 and the first quarter of 2008.

Gross Profit

Gross profit margin reached a record high of 53.3% in the first quarter of 2008, compared to 49.9% for the first quarter of 2007 and 51.8% for all of fiscal year 2007. This gross profit margin, which is the highest achieved for the last six quarters, reflects a favorable product mix in the U.S., increased sales of Copaxone® and increased vertical integration. Teva expects that its range of expected future gross margin levels will increase by approximately 1% of sales due to the recent changes in Teva’s relationship with Sanofi-Aventis in the U.S. and Canada with little impact on operating profit or net income (as described above).

Research and Development (R&D) Expenses

Net R&D spending for the quarter grew by 33% over the comparable quarter of 2007 and reached $179 million, more than half of which went to generic R&D. This amount of spending on R&D represents an increase from 6.5% of net sales in the first quarter of 2007 to 7% in this quarter, and reflects Teva’s strategic decision to increase its R&D spending to 7.5% of net sales. Increases in R&D spending were recorded in all of Teva’s R&D activities, including generics, API, innovative, respiratory and biogenerics.

During the quarter, Teva announced its final results from the global Phase II GoALS trial. The study was designed to assess the safety, tolerability and efficacy of glatiramer acetate (GA) 40 mg, given once daily as a subcutaneous injection, in reducing disease-related functional deterioration in Amyotrophic Lateral Sclerosis (ALS) patients. Results show that GA 40mg was safe and well-tolerated in ALS patients; however, the study’s primary and secondary endpoints were not met.

In April 2008, Teva announced new results from the PreCISe study, which demonstrated that early treatment with Copaxone® significantly reduced the risk of developing clinically definite multiple sclerosis (CDMS) by 45 percent compared to a placebo. Based on the PreCISe results, Teva submitted an application for marketing authorization in Europe to the Medicines and Healthcare Products Regulatory Agency for an extension of its indication to include the treatment of patients with a first clinical event suggestive of multiple sclerosis. A similar application requesting an expanded label for Copaxone® was submitted to the FDA.

In connection with the CoGenesys acquisition, Teva wrote off $382 million of in-process R&D in the first quarter of 2008.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 19.9% of net sales, amounted to $514 million in the first quarter of 2008, as compared to 21.9% of net sales and $456 million in the first quarter of 2007. While SG&A expenses as a percentage of net sales decreased, it is expected that increased selling and marketing expenses, due to changes in Teva’s relationship with Sanofi-Aventis (as described above), including the payments to Sanofi-Aventis, and the associated lack of participation in Teva’s marketing efforts and Teva’s assumption of the distribution of Copaxone® in the U.S. and Canada as of April 1, 2008, will result in higher SG&A expenses – both in absolute terms and as a percentage of sales—in the coming eight quarters.

Financial Expenses

Net financial expenses for the first quarter of 2008 were $57 million compared with expenses of $28 million during the comparable quarter of 2007, reflecting primarily a charge of $52 million in relation to other than temporary reduction of the fair market value of auction rate securities. This charge, net of taxes, resulted in a $0.06 per share reduction in Teva’s U.S. GAAP EPS for the first quarter of 2008 ($0.05 per share in Teva’s adjusted EPS).

Tax Rate

The provision for taxes for the first quarter of 2008 amounted to $93 million, on pre-tax income of $240 million. This high effective tax rate of 39% is due to nondeductible in-process R&D charges in connection with the CoGenesys acquisition. The provision for taxes in the comparable quarter of 2007 was $75 million, or 18% of pre-tax income. Excluding the R&D charges in the first quarter of 2008, the provision for taxes would have been 15%. This rate is based on the currently expected product mix and vertically integrated launches planned for 2008.

Net Income

Net income for the quarter ended March 31, 2008 totaled $147 million compared to net income of $342 million in the first quarter of 2007. The decrease primarily reflects a write-off of in-process R&D in connection with the CoGenesys acquisition. Diluted earnings per share reached $0.18 for the first quarter of 2008, compared to $0.42 for the first quarter of 2007. Net income as a percentage of sales was 5.7% in the first quarter of 2008.

For the first quarter of 2008, the share count for the diluted earnings per share calculation was 817 million, as compared to 827 million for the first quarter of 2007. For purposes of calculating Teva’s market capitalization at March 31, 2008, Teva uses approximately 777 million shares. Such number represents ordinary shares outstanding on such date, less shares held by subsidiaries, plus shares issuable in connection with the acquisition of Novopharm Ltd.

Supplemental As Adjusted Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period, after excluding the following item, which management believes facilitates an understanding of the trends underlying Teva’s business:

•	In the three months ended March 31, 2008, a $382 million charge related to a write-off of in-process R&D in connection with the CoGenesys acquisition.

The data so presented — after this exclusion — are the results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. For example, the Company annually prepares detailed “work plans” for the next three succeeding fiscal years. These are the work plans used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans takes into account those elements that are factored out in the “as adjusted” presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board on the Company’s performance, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the “as adjusted” approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses are performance targets tied to the work plan, and thus tied to the same “as adjusted” presentation as is set forth below.

In arriving at its “as adjusted” presentation, Teva has in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of Teva’s management, are items that, either as a result of their nature or size, Teva would not expect to occur as part of its normal business on a regular basis, and that, were they not singled out, could potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: purchase accounting adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate Teva’s operations on a global basis; material tax awards or settlements — both in terms of amounts paid or amounts received; impairment charges related to intangible assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur. As adjusted data are non-GAAP financial measures and should not be considered replacements for GAAP results. Teva provides such non-GAAP data on an adjusted basis because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses the performance of the Company. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of the Company’s results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of the Company’s performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental as adjusted income data

	Three Months Ended March 31,		Percentage of Net Sales Three Months Ended March 31,		Percentage Change Comparison 2008-2007
	2008	2007	2008	2007
	U.S. dollars and shares in millions (except percentages and per share amounts)%			%	%
Net sales	2,572	2,080	100	100	24
Gross profit	1,372	1,037	53.3	49.9	32
Income before income taxes	622	418	24.2	21.5	49
Provision for income taxes	93	75	3.6	3.6	24
Effective tax rate	15%	18%
Net income	529	342	20.6	16.4	55
Diluted earnings per share	0.64	0.42			52
Weighted average number of shares	836	827

Reconciliation between Reported Net Income and Earnings per Share to Adjusted Net Income and Earnings per Share

	Three Months Ended March 31,
	U.S. dollars in millions (except per share amounts)
	2008	2007
Reported net income	147	342

Acquisition of in process R&D	382	—

Adjusted net income	529	342

Diluted earnings per share:
Reported ($)	0.18	0.42
Adjusted ($)	0.64	0.42

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets. Please refer to Note 1 to the Consolidated Financial Statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007 for a summary of all significant accounting policies.

Recently Issued Accounting Pronouncements

Effective January 1, 2008, the Company adopted Emerging Issues Task Force (EITF) Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. The Company’s adoption of EITF No. 07-3 did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. The Company chose not to elect the fair value option for its financial assets and liabilities existing at January 1, 2008, and did not elect the fair value option on financial assets and liabilities transacted in the three months ended March 31, 2008. Therefore, the adoption of SFAS No. 159 had no impact on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements, for financial assets and liabilities and any other assets and liabilities carried at fair value. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS No. 157 for other non-financial assets and liabilities. The Company’s adoption of SFAS No. 157 did not have a material effect on the Company’s consolidated financial statements for financial assets and liabilities and any other assets and liabilities carried at fair value. (Refer to note 3.)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, as an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting this pronouncement.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“FAS 141R”), “Business Combinations”. FAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life and assessed for impairment where relevant; fair value will be based on market participant assumptions; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. The Company believes that the adoption of FAS 141R will impact its future consolidated financial statements; however, the significance of the impact would depend on the nature, terms and magnitude of acquisitions it consummates in the future.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. Teva is currently evaluating the potential impact the adoption of FAS 160 would have on its consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”) relating to the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies – mainly the Euro, New Israeli Shekel (NIS), Canadian dollar, Pound Sterling and Hungarian Forint – affect Teva’s results. During the first quarter of 2008, the Euro appreciated by 14.5% against the U.S. dollar relative to the comparable quarter last year (average compared with average). The Hungarian Forint appreciated by approximately 11%, the Pound Sterling appreciated by approximately 1.5% and the NIS by 16% between the first quarter of 2007 and the first quarter of 2008. In addition, the Canadian dollar appreciated by 17% versus the U.S. dollar. In Israel, the dollar value of local sales increased as a result of the revaluation of the NIS by 9%.

Exchange rate movements increased Teva’s sales by approximately 6% during the first quarter of 2008 as compared to the comparative quarter of 2007, with no material effect on net income.

Liquidity and Capital Resources

Total assets increased by $1.2 billion from December 31, 2007, reaching $24.6 billion at March 31, 2008, largely due to currency fluctuations. Working capital (short term assets less short term liabilities) was $4.7 billion at the quarter end, an increase of $253 million, or 5%, from December 31, 2007.

Inventories increased during the quarter by $204 million, primarily reflecting currency effects and an effort to enhance customer service, including an increase in inventory for future launches. The ratio of days sales in inventory increased to 193 compared to 176 in December 2007. Trade receivables increased by $54 million, mainly due to currency fluctuations, but partially offset by collection in the U.S. of high receivables recorded at the very end of 2007 in connection with the sale of pantoprazole. Days sales outstanding (receivables), net of Sales Reserves and Allowances (“SR&A”) remained approximately the same, 62 days in March 2008 compared to 63 days in December 2007. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability, Teva has used a net figure for the calculation in order to facilitate a more meaningful comparison with some of its peers, which record receivables net of these reserves.

SR&A increased during the first quarter of 2008 from $1.7 billion at year end to $1.9 billion at March 31, 2008 mainly due to chargeback provisions for certain products.

Investment in property, plant and equipment in the first quarter of 2008 was $142 million, compared to $156 million in the comparable quarter last year and $542 million for all of 2007. Depreciation and amortization amounted to $126 million in the first quarter of 2008, as compared to $137 million in the comparable quarter of 2007. It is anticipated that capital expenditures will accelerate significantly as the year progresses to an annual level exceeding $700 million for 2008, mainly as a result of recently announced plant and capacity expansions to support Teva’s strategic plan, with a corresponding increase in depreciation.

Shareholders’ equity reached $14.4 billion at March 31, 2008, an increase of $672 million from December 31, 2007, reflecting mainly positive translation differences and net income, net of the dividend paid in the quarter. As of March 31, 2008, the accumulated translation differences in shareholders’ equity amounted to approximately $2 billion.

Cash flow generated from operating activities during the first quarter of 2008 was $746 million, and free cash flow reached $512 million.

As of March 31, 2008, Teva held auction rate securities with a principal amount of $445 million, compared with $655 million held on December 31, 2007. The decrease resulted from the sale of $210 million principal amount of such securities. Auction rate securities are long-term securities with maturities ranging from 10 to 40 years and were designed to offer liquidity through an auction, generally every 28 days. The recent uncertainties in the credit markets have resulted in unsuccessful auctions for the auction rate securities that Teva holds. Consequently, the interest on these securities was increased as per the conditions, and the securities were reclassified as long-term. As auctions for these securities have not been held since mid-2007 and due to a downgrade of certain of these securities, Teva re-assessed their fair market value as of March 31, 2008. Based on a valuation model that Teva developed, the fair value of these securities was reduced by approximately $111 million on an accumulated basis, of which $52 million is considered “other than temporary” and thus charged in this quarter to earnings under finance expenses and $59 million is recorded as a balance sheet item under Other Comprehensive Income. As a result, the value of the auction rate securities held by Teva at March 31, 2008 amounted to $334 million, which represents approximately 9% of Teva’s cash and marketable securities.

Teva’s principal sources of short-term liquidity are its existing cash investments and liquid securities, as well as internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures, including in connection with the pending acquisition of Bentley Pharmaceuticals, over the near term. Teva continues to review additional opportunities to acquire companies in the pharmaceutical and API industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, they may require Teva to draw upon its existing credit lines or to raise additional funds in the debt or equity markets.

Material Changes in Contractual Obligations

Except for the contemplated acquisition of Bentley Pharmaceuticals, during the quarter ended March 31, 2008, there were no material changes outside the ordinary course of Teva’s business in the specified contractual obligations included in the table of contractual obligations in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007.

Risk Factors

There have been no material changes to the risk factors previously disclosed in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the “Quantitative and Qualitative Disclosures About Market Risk” section (Item 11) in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007.

LEGAL PROCEEDINGS

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in Note 10 to Teva’s consolidated financial statements included in this report.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)
Date: May 12, 2008
	By:	/s/ Dan Suesskind
	Name:	Dan Suesskind
	Title:	Chief Financial Officer